March 9, 2018

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Robyn Manuel

Re: CleanSpark, Inc.

Form 10-K for Fiscal Year Ended September 30, 2017

Filed January 16, 2018

File No. 0-53498

Dear Ms. Manuel:

I write on behalf of CleanSpark, Inc. (the “Company”) in response to Staff’s letter (the “Comment Letter”) of February 27, 2018, by William H. Thompson, Branch Chief of the Office of Consumer Products, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K filed by the Company on January 16, 2018.

Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Notes to Consolidated Financial Statements, page F-6

Note 4. Business Acquisition, page F-10

1. Please tell us in detail how you determined the transaction value for the purchase of CleanSpark, LLC. For purposes of determining the fair value of the common stock and warrants issued as purchase consideration, it appears you may have used bid quotations as reported by the OTCQB. Please tell us how you concluded these bid quotations were a reliable indicator of fair value, considering that the quotations don’t necessarily represent actual transactions, the market illiquidity of your shares, the large number of shares issued in the exchange, the value at which you issued shares for cash during the same period and other factors. In addition, please tell us in detail how you determined the fair values of the various tangible and intangible assets acquired in the acquisition. Tell us the evidence that supports the valuations of these assets, including whether independent appraisals were obtained. Please be sure to address how the effect of uncertainty about. the future cash flows associated with the assets was included in the fair value measurements. Please refer to ASC 805.

Notwithstanding the preceding, please tell us the evidence you considered in concluding that the recorded amounts for the Flexpower system, goodwill and other intangible assets were recoverable and not impaired as of September 30, 2017. In this regard, given your recurring losses and the recurring net cash flows used in operating activities, we are interested to understand how you are nonetheless projecting future cash flows that support the recoverability of over $20 million in recorded assets.

For purposes of fully responding to your inquiry we have separated your question into the relevant segments and responded to each segment individually.

a)	Please tell us in detail how you determined the transaction value for the purchase of CleanSpark, LLC. For purposes of determining the fair value of the common stock and warrants issued as purchase consideration, it appears you may have used bid quotations as reported by the OTCQB. Please tell us how you concluded these bid quotations were a reliable indicator of fair value, considering that the quotations don’t necessarily represent actual transactions, the market illiquidity of your shares, the large number of shares issued in the exchange, the value at which you issued shares for cash during the same period and other factors.

At the time of the transaction in July of 2016, the Company’s board of directors and its legal counsel completed a detailed analysis of the accounting rules surrounding the transaction which were subsequently reviewed by our independent auditors. A summary of the main points of analysis including the questions considered and associated conclusions are below.

Accounting Question #1: How should the purchase of CleanSpark, LLC be valued under US GAAP?

Relevant Accounting Literature Considered - ASC 820

Accounting Question Analysis

As required by the Fair Value Measurements and Disclosures Topic of the FASB ASC 820, fair value is measured based on a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company was identified the quoted bid prices as unadjusted quoted prices. If the market is considered ‘active’ these are Level 1 inputs, if the market is deemed inactive they would be considered Level 2 inputs.

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Accounting Question #2: Does the quoted market price of CLSK (fka SRTN) common stock have a readily determinable fair value?

Relevant Accounting Literature Considered - FASB Master Glossary

The definition of Readily Determinable Fair Value from the FASB Accounting Standards Codification Master Glossary (Master Glossary) reads as follows:

Readily Determinable Fair Value:

An equity security has a readily determinable fair value if it meets any of the following conditions:

a.	The fair value of an equity security is readily determinable if sales prices or bid and-asked quotations are currently available on a securities exchange registered with the U.S. Securities and Exchange Commission (SEC) or in the over-the counter market, provided that those prices or quotations for the over-the counter market are publicly reported by the National Association of Securities Dealers Automated Quotations systems or by OTC Markets Group Inc. Restricted stock meets that definition if the restriction terminates within one year.

b.	The fair value of an equity security traded only in a foreign market is readily determinable if that foreign market is of a breadth and scope comparable to one of the U.S. markets referred to above.

c.	The fair value of an equity security that is an investment in a mutual fund or in a structure similar to a mutual fund (that is, a limited partnership or a venture capital entity) is readily determinable if the fair value per share (unit) is determined and published and is the basis for current transactions.

Accounting Question Analysis

Per the FASB Master Glossary: The fair value of an equity security was readily determinable because a sales prices and bid and-asked quotations were publicly reported by OTC Markets Group Inc. On the date the transaction closed.

Accounting Question #3: What is considered an active market?

Relevant Accounting Literature Considered - ASC 820-10-35-54C

Overview:

•	In an active market, transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

•	An orderly transaction assumes exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities.

•	A fair value measurement may be affected if there has been a significant decrease in the volume or level of activity for that item compared with its normal market activity. Judgment may be required in determining whether based on the evidence available there's been a significant decrease.

•	If an entity concludes that the volume or level of activity for asset or liability has significantly decreased, then further analysis of the transactions or quoted market prices is required. A decrease in the volume or level of activity on it's own might not indicate their transaction or quoted price is not representative of fair value or that are transaction in that market is not orderly.

•	It is not appropriate to presume that all transactions in a market in which there is been a decrease in volume or level of activities are not orderly.

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Whether transactions take place with sufficient frequency and volume to constitute an active market in a matter of judgement and depends on the facts and circumstances of the market for the asset or liability. A market with limited activity may still provide relevant pricing information when there is no contrary evidence that the pricing information in not relevant to the fair value of the asset.

The determination of whether a market is active is not based upon the size of an entities holdings. For example a market that trades 1,000 shares of ABC common stock per day may be considered active even if the entity holds 20,000,000 shares of ABC stock. An active market is not limited to national exchanges like NYSE and LSE. Over the counter markets. (OTC) are considered active markets.

Accounting Question Analysis

Per ASC 820, The Company believes that the trading activity of CLSK common shares represented an active and orderly market, although the Company acknowledges that the volume is limited. Further the Company believes that the limited activity actually supports the representation that the trading represents an orderly market with willing market participates. The Company has organically grown its interested shareholder base without large fluctuations because the shareholders who are investing are generally investing in our Company and specific industry because they understand the importance of the technology we have developed.

In the 90 days preceding the close of the transaction the Company traded 20,832 shares or $64,009.50 in share dollar volume. During the same period the Company sold no shares through a public or private offering.

Trading Activity for the 90 days preceding the close of the transaction is summarized below.

date	close	volume	Total transaction value
Private sales/purchases
Nil	Nil	Nil	Nil
Public sales/purchases
4/11/2016	3.00	3,300.00	9,900.00
4/12/2016	3.50	947.00	3,314.50
4/29/2016	3.75	100.00	375.00
		April	13,589.50
5/2/2016	3.00	1,600	4,800.00
5/13/2016	3.25	100	325.00
5/16/2016	3.00	900	2,700.00
5/18/2016	3.15	700	2,205.00
5/19/2016	2.00	285	570.00
5/20/2016	3.00	100	300.00
5/25/2016	3.25	100	325.00
5/26/2016	3.20	300	960.00
5/27/2016	3.25	600	1,950.00
		May	14,135.00
6/1/2016	3.00	4,100	12,300.00
6/3/2016	3.10	2,200	6,820.00
6/16/2016	3.25	1,600	5,200.00
6/17/2016	3.00	2,600	7,800.00
6/20/2016	3.00	400	1,200.00
6/22/2016	3.00	100	300.00
6/23/2016	3.30	300	990.00
6/24/2016	3.25	300	975.00
6/29/2016	3.50	200	700.00
		June	36,285.00

	TOTALS	20,832	64,009.50
	Average sales price Prior 90 days		3.07

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This dollar volume trades represents an increase in activity and the Company believes that this represents an active market. Further the guidance only requires consideration of the fair value of an active market if there are significant decreases in activity. There was an increase in activity and not a decrease, so no further consideration was required on this matter. Further, the guidance suggests that it would inappropriate to automatically assume that the market is not active or orderly based solely on volume and changes in volume.

Accounting Question #4: How does the level of activity affect how fair value is measured for CLSK?

Relevant Accounting Literature Considered - ASC 820-10-35-16B

Accounting Question Analysis

If the market for the assets is still active and quoted prices continue to be available, then the fair value of the assets or liabilities continues to be measured at the quoted market price on the measurement date (i.e., using a level 1 input).

We also considered the private placement trades over the same period and there were no private sales of our stock to consider in the 90 days preceding the transaction.

Accounting Question #5: Is there a requirement to adjust the stock price in consideration of the fair value per the above analysis?

Relevant Accounting Literature Considered - ASC 820-10-35-37 / 35-37A

Conclusion -Accounting Question Analysis

Per ASC 820, the company concludes that the valuation of the acquisition is best determined by a Level 1 measurement. In this case the Securities issues in exchange for the assets acquired are considered a level one measurement as Unadjusted quoted market prices on an active market with an available quoted price at the measurement date.

On the date of the transaction the Share price was $3.50 but there was not active trading, as a result the Company took additional steps to determine if any significant unobservable inputs needed to be considered. The Company identified two inputs that warranted consideration.

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1)	The private placement price of the shares available for purchase.
▪	During the 90 days immediately preceding the transaction no shares were sold as part of a private placement transaction.
▪	On June 1, 2016 the Company filed a form D to open an offering of the Company’s common stock at $0.80. This form D was filed prior to any consideration of the acquisition and upon identifying the acquisition opportunity the Company ceased any fundraising efforts to avoid any concerns of improper disclosure.
▪	Because no shares were sold immediately preceding the transaction, it was determined that the private placement price should not be considered as part of the value.
2)	The lack of liquidity in the shares.
▪	As discussed above ASC 820-10-35-54C does not require the Company to have substantial liquidity in order to be deemed a market
▪	Although trading occurred and a quoted value was available on the day of the close the Company further considered whether a discount should be applied to the value of the stock.
▪	In the 90 days immediately preceding the close of the transaction the transaction there were 20,832 shares purchased and sold on the open markets at quoted market prices. The dollar volume of these trades was $64,009.50. The average price of the trades was $3.07.
▪	Based upon the need to consider a reduced price from the quoted $3.50 (level 1 measurement) on the date of the transaction due to limited liquidity. The Company deemed that a discount to the fair market value of $0.43 or approximately 12% was reasonable and would be in line with the concept of prudence and conservatism while still following US GAAP.

Final conclusions:

After consideration of all of the above guidance and analysis of the fair value of the consideration issued. The Company determined that the most prudent and conservative approach that still falls within the US GAAP would be to use quoted level one measurements but also account for the limited liquidity. To account for the limited liquidity, it was deemed prudent to consider the average trading value of the shares over the 90 days immediately preceding the transaction. The Company deemed it most conservative to use the lesser value between the quoted share price on the day of the transaction ($3.50) and the average sales price over the prior 90 days ($3.07). The deemed the fair value of the shares was therefore determined to be $3.07.

b)	In addition, please tell us in detail how you determined the fair values of the various tangible and intangible assets acquired in the acquisition. Tell us the evidence that supports the valuations of these assets, including whether independent appraisals were obtained. Please be sure to address how the effect of uncertainty about the future cash flows associated with the assets was included in the fair value measurements. Please refer to ASC 805.

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The Company was unable to obtain an independent appraisal for the following reasons 1) The Company had difficulty locating any professional valuation experts that carried the requested skill sets by having a background in software in addition to valuation experience. 2) The costs of the limited independent appraisals quoted were significantly higher than the Company was able to bear. As a result of being unable to engage a valuation expert significant estimates and judgement was required to allocate the purchase price of the assets to each distinguishable asset. At the time of the transaction the Company completed a detailed analysis of the accounting rules surrounding the transaction as part of this process it also contacted third parties to obtain independent feedback on its assumptions and estimates when possible, a summary of the main points of analysis are below.

The information below comes directly for the Company’s analysis completed in July of 2016 and as a result some sections refer to information available at the time of the analysis which may have changed since the date of the analysis.

Accounting Question #1: Does the fair value of the underlying assets support the valuation of the shares issued for consideration?

Relevant Accounting Literature Considered - ASC 805-20; ASC 805-30

Accounting Question Analysis

Consideration 1- Fair value of cash acquired. Cash value held in banks and on hand represents the cash value. $19,371.26

Consideration 2— Fair value of accounts receivable. The Company has made contact via phone with the three customers who make up the balance of the accounts receivable.

Rams Hill Golf Course: The Company has a $15,000 per year contract to provide operations and maintenance services for the Microgrid they constructed in late 2015. $1,250 per month is accrued on this balance monthly although it is due annually, within 30 days of December 29, 2016 of each year. The golf course has substantial assets and confirmed that the balance will be paid when due. All other amounts invoiced during the Construction of the project were paid timely.

Bethel-Webcor Jv-1: The Company has a design and engineering contract to implement a Microgrid on Camp Pendleton. $12,564 was is accrued related to June services at the date of acquisition. Historically Company 2 had paid all invoices timely.

CleanSpark Holdings, LLC: The balance due of $50,763.41 represented liabilities assumed which exceeds the $200,000 contractually agreed upon. This is considered collectable as $25,000 of the original amount was repaid in July. CleanSpark Holdings has represented that it has sufficient cash and assets to pay down the remaining balance.

Summary: The $70,827.41 in receivables included on the balance sheet on July 1, 2016 is considered collectable and no allowances are needed as of the acquisition date.

Consideration 3— Fair value of Camp Pendleton Micro Grid

Camp Pendleton was constructed by Harper Construction. One of the founding members of the CleanSpark team was an employee of Harper Construction and the Principal Investigator for the California Energy Commission and United States Marine Corps for the project, upon completion they expressed an interest in continuing to manage the project. As a result, Harper construction sold the Microgrid to CleanSpark for $1 and an agreement to indemnify them for all future responsibilities of maintenance and operations

The project was funded jointly by the US Navy and through a grant from the state of California for $2,260,000 and $1,700,000, respectively. We contacted Harper construction and were provided with a total cost of construction of $4,522,890. CleanSpark subsequent to the acquisition from harper also added approximately $102,449 in improvements since completion of construction. Therefore, the total combined replacement cost of the current Microgrid is approximately $4,625,339.

Future value from the properly will be derived by the value of the access to the Military and new technology. We have multiple ongoing proposals and projects with the Military which have resulted directly from the Fractal demonstration facility. The Microgrid has become a desirable test bed to prove feasibility of new technologies for military base operations.

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Consideration 4 – Fair value of Fixed assets.

The purchase price of the capitalized fixed assets is approximately $255,943. The majority of these assets are in new or nearly new condition and the replacement cost would be approximately the same. The list was reviewed in detail and a discount was applied to the fixed assets as needed to reflect the fair value of used equipment and fixtures. The total fair value was deemed to be $174,552.

Asset Groups	Original Purchase price	Reduction in value From initial purchase price	Fair value
Aquion Battery System	20,540	(2,300)	18,239.94
Cell phones	1,616	(380)	1,236.32
Controller/ Monitor Prototype	6,995	(1,924)	5,071.06
Fluke Meter	21,985	(7,200)	14,784.56
Ideal power inverter	16,465	(1,963)	14,502.00
Imergy Storage	30,236	(15,236)	15,000.00
Laptop	75,914	(34,612)	41,302.07
Misc Tools and Equipment	21,707	(3,856)	17,850.94
Network Switch	15,728	(1,693)	14,035.18
Office furniture	8,535	(2,483)	6,051.61
Servers	29,359	(7,667)	21,692.11
Shipping Container	6,863	(2,077)	4,786.40
	255,943	(81,391)	174,552

Consideration 5 – Fair value of intangibles.

Patents: The Company has one patent pending. We have not allocated any amount directly to the patents due to feedback received as follows:

‘The system architecture is elegant, flexible, and scalable and the best possible system architecture to control a multi-vendor micro grid. However, the biological systems design (fractal design) is not unique to CleanSpark in the micro grid control market context and, as such, patents on the architecture itself may be difficult to secure.’

The initial applications for the patent was rejected but we are in the process of revising and resubmitted and will continue pursuing the patents. We will capitalize any future efforts to patent the system and process after more fully determining the unique features that have the highest likelihood of being granted a patent.

Trademarks: The Trademark of the CleanSpark Name is considered likely to be granted and as such the Trademark has been valued at $4,857.85, a cost equal to the amount the Company has spent on legal fees related to the Trademark.

Branding and Client list: In addition, the Brand value of CleanSpark and associated client lists has been capitalized as an intangible asset in the total amount of $2,497,472. This is due to the fact that at the date of acquisition the Company holds an option contract with a total potential value exceeding $2,497,472 million dollars with Bethel-Webcor and the US Marine’s. The Company also has many proposals ongoing and has garnished respect through the California Energy market which we intend to further monetize.

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Details of most significant Clients on list are outlined below.

United States Marine Corps. – Via Bethel Webcor JV.

•	Project: P-1132
o	Awarded contract + Options. Total Value $2,497,472 (if all options are exercised.)
o	The Company was awarded the project to design, engineer and implement a Micro Grid on a Mission critical data center on Camp Pendleton.
o	First billing occurred in July 2016.
o	Contract is executed in 3 parts.
▪	Engineering services: $75,000
▪	Optimization and Control Logic development $60,000
▪	Construction, integration and commissioning. $2,362,472
•	Considine Borrego, LLC- via Webcor Construction LP
•	Project: Rams Hill
o	Completed Contract. Total Value $2,406,937.90.
o	Operating and maintenances contract: $15,000 per year for continuous monitoring via the CleanSpark Software and quarterly onsite maintenance.
o	Future optimization phases- Multi-stage project with potential for several million dollars in revenue over 3 years. It has not yet been awarded but we believe that our successful deployment on the first contract will increase our chances of getting the future projects. System would include system size expansion, advanced energy storage and potentially other renewable and sustainable base load power generation sources.
o	We have spoken with the Owner of the project who expressed satisfaction with the project and expressed additional interest in adding energy storage in the near term.
•	South Africa
•	Project: (Multiple firm commitments upon financial ability to perform)
o	The Company has worked with high level government officials and local developers to establish a program that represents 9 GW of distributed power systems over a seven year period.
o	Company has spent significant time in South Africa and has secured commitments on several multi-million dollar projects.
o	The Company would be required to set-up an office in South Africa and as such it is waiting to move forward until such time and the Company is sufficiently capitalized to support a multimillion-dollar investment in launching these projects.
•	Sungevity Inc.
•	Master Supply and Service agreement – Executed September 29, 2015.
•	Sungevity is the largest privately held solar distributor in the US.
•	Under the Master Supply contract Sungevity agreed to purchase a monitoring unit with CleanSparks proprietary monitoring software on all commercial installations. CleanSpark only has limited deployment due to its ongoing efforts to complete a custom white labeled solution for the client. Per the MSA they would deploy the system initially to commercial customers. This would represent a multimillion dollar per year subscription contract. The Company is funding the completion of the customized version of the software and its anticipated completion date is December 21, 2016.
•	Sungevity Project #1: UC Berkley-Jacobs Hall- Receptor Monitor
o	Total Value $9,720.
o	Represents a pilot project of planned contract structure.
o	Berkeley has recently publically stated their intent to develop a campus wide, distributed microgrid which Sungevity plans to bid on with CleanSpark’s support.

Other intangibles: The Company also has capitalized the cost of the domain name which was purchased for $6,165.10. The value was deemed to be the same fair value if the domain had been purchased independently.

The Company also capitalized office and engineering software. We recorded this value at the amortized value pf $10,728.30 as most of the software carried multi-year subscriptions and the amortization schedule mirror the subscription life.

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Consideration 6 – Fair value of the software

CleanSpark had been presented two term sheets in 2015 regarding the purchase of the Software. These term sheets were used as a basis of the software valuation.

Edison Energy Offer:

CleanSpark had received an offer from Edison Energy to Purchase the Company on October 20, 2015 with a purchase price as follows:

Purchase Price:

•	Upfront: $10 million
•	Earnout: Calculated on average financial metrics for 2016, 2017 & 2018 (Capped at $125 Million).

Earn-out

•	Earn-out: lesser of 10.0x EBITA or the sum of a) 10.ox SaaS revenue, b) 3.0x non-SaaS Software revenue and c)1.0x non-software revenue.
•	Earn-out payable upon prompt close of 2018 financials.
•	Earnout was expected to reach the Cap of $125 Mil by 2018.

Edison completed their due diligence but the offer was eventually turned down by CleanSpark for the following reasons.

1) The Company’s management at the time believed that the long-term value exceeded $125 Million.

2) Edison Energy expressed that their interest was in the software but not necessarily development of Microgrids using CleanSpark’s methods, the management team felt this would negatively impact their personal goals in furthering the engineering and design of fractal microgrids.

3) In December in the midst of the due diligence they were contacted by Private Funding Partner, a sophisticated and experienced developer/financier in the space, with what was perceived as a better deal. (see below)

Private Funding Partner

The deal structured by the Company and a Private funding partner was structured with the intent to allow the current management team to 1) remain in control of the Company 2) Greater Access to projects 3) an offer of $500,000 for Non-exclusive developer’s license to the current software. Allowing the Company to maintain full ownership and continue pursuing its software development goals. 4) $1Mil. in convertible debt investment. 5) expectation of ongoing debt funding.

Structure:

•	The Private Funding Partner executed an SPA with the following terms:
o	They provided $1 million in convertible debt funding in December of 2016
o	The conveyed their intent to bring another $1.5 Million shortly thereafter
o	They agreed to use best efforts to deliver $250 Million in Microgrid Projects over a three-year period.
o	They would act as the financing partner for 100% of these projects.
o	For delivery of projects they would receive vested warrants that would ratchet up in parallel

End result

•	Although the private funding partner executed on the initial portions of the SPA including the initial funding of $1 Mil. they defaulted on the balance of the terms as they didn’t have the liquid capital they had represented. As a result, the Company was left without sufficient capital in May of 2016 and started seeking new offers.

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Flexpower system (Software and methodology) value

The Edison Energy offer was used as a framework and the up-front cost and earn-out potential were considered against the projected revenues for the same periods. In additional to determining the cash value that would have been paid we also considered the time value of money and discounted the total proceeds to determine fair value. In consideration of the above facts the Company deemed the fair value of the software and engineering methods to be $20,007,624. This still represented a substantial discount to the full value which CleanSpark’s management believed could be derived from the software over its life both in direct software revenues and ancillary contracts which are captured due to the software and controls components.

Consideration 7 – Fair value of accounts payable

•	We have made contact with the largest vendors to confirm the balance outstanding. We anticipate having to pay the entire $262,573.38 in outstanding accounts payable as if 7/1/16. The largest amount is $158,753.49 due to a single vendor for invoices paid on CleanSpark’s behalf upon completion of a 2015 project. This payment was made so that they could release all the liens on the project that were outstanding due to CleanSparks inability to pay its two largest vendors due to cash flow issues.

Conclusion to Accounting Question #1

a)	Does the fair value of the underlying assets support the valuation of the shares issued for consideration?
▪	Based upon the information available to the Company and the analysis above the Company believes that the potential fair market value and future earnings expected to be derived from the assets meets or exceeds the value of the approx. $32.1, million dollars of equity instruments issued for the purchase of the Company’s asset and as a result the balances below are reasonable allocations of the fair market value of the assets.

▪	SUMMARY:

Cash	19,371
Accounts Rec.	70,827
Deposits	8,467
Prepaid	12,811
Camp Pendleton Microgrid	4,625,339
Furniture and Fixture	174,552
Software and Website	16,893
Trademarks	4,858
Accounts payable	(262,573)
Client list and trade secrets	2,497,472
Flex-power system	20,007,624
Goodwill	4,919,858
32,095,500

Retroactive review of initial valuation (Completed in December 2017 during the Company’s FYE 9/30/17 audit) :

When the initial valuation was completed the Company’s expected significant revenues would be realized based upon the then available information and representations provided by the seller. The Company ended up falling short of its expectations for 2017 and a brief outline of the main causes are listed below.

1.      Bankruptcy of major Customer: The Company had executed a Master Supply contract with Sungevity, which was the largest privately held solar distributor in the US at the time. Under the agreement Sungevity agreed to purchase a monitoring unit with CleanSpark’s proprietary monitoring software on all commercial installations. This represented a multimillion dollar per year subscription contract. CleanSpark had designed a custom UI platform for this purpose as part of mPulse V1. This platform was deployed on the first Sungevity project in December of 2016 which was located at UC Berkley. Shortly after completion of the project CleanSpark was unable to collect the payment and was subsequently notified that Sungevity was experiencing financial difficulties. On March 13, Sungevity declared chapter 11 bankruptcy. As a result, the Agreement is no longer enforceable and the Company will no longer realize these revenues. This was the single largest reason the Company missed its revenue expectations in the fiscal year ending 2017.

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2.      Business organization: After the assets were acquired the management team determined that there were deficiencies in business plans, operations, financial oversight, and structure that needed to be addressed. The Company’s management spent the first several months post-acquisition focusing a large amount of its efforts on business structure and addressing the deficiencies initially identified. As a result, the Company was unable to fully focus on new customer acquisition activities until the first calendar quarter of 2017.

3.      Sales Cycle: The Company had initially estimated that its sales cycle would be approximately 3-6 months from initial contact to contract execution. It has found that its sales cycle for its current projects is closer to 6-12 months with military projects being closer to 24 months.

4.      Market pivot: Initially the Company had been heavily focused on Military Government contracts. Due to the extended sales cycle, the Company decided to pivot and focus its efforts on commercial and industrial customers in March of 2017. As part of this process the Company’s former VP of sales was terminated and replaced in March of 2017. The new VP of sales was experienced in industrial and commercial construction sales but new to the energy space as a result it took approximately 60 days for the new VP’s sales contacts to begin leading to qualified leads.

Conclusion related to Original valuation:

Based upon the above facts the Company believes that the initial valuation was correct and solidly founded on the then available facts and circumstances. Overall the Company believes the above facts along with market forces have delayed the revenue expectations by 12-16 months but the Company fully expects to be begin realization of significant revenues in the calendar year ending December 31, 2018.

c)	Notwithstanding the preceding, please tell us the evidence you considered in concluding that the recorded amounts for the Flexpower system, goodwill and other intangible assets were recoverable and not impaired as of September 30, 2017. In this regard, given your recurring losses and the recurring net cash flows used in operating activities, we are interested to understand how you are nonetheless projecting future cash flows that support the recoverability of over $20 million in recorded assets.

Using the best information available at the time the Company prepared a projected cash flow which was used to measure the recoverability of its assets. We have not included the cashflow schedule in this response as the Company doesn’t currently offer revenue guidance to the public but we have instead provided a narrative on the underlying assumptions used to create the projections.

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Underlying assumptions used for projections as of January 9, 2018.

Fiscal year ending September 30, 2018

Executed contracts to be completed in Fiscal 2018

•	P-1132 USMC Camp Pendleton: The Company has an executed option contract for $900,000 for a project named P-1132.
•	The contract was awarded by Bethel-Webcor JV under the contract CleanSpark will install a turn-key advanced microgrid system at the U.S. Marine Corps Base Camp Pendleton. The contract is in direct support of the United States Department of Navy's communication information system (CIS) operations complex that was recently awarded to the Joint-Venture. CleanSpark will perform as a sub-contractor to Bethel-Webcor JV, the prime contractor selected for the design and construction of a communication information system (CIS) operations complex spanning multiple facilities with inter-connectivity at the U.S. Marine Corps Base Camp Pendleton
•	The project will be executed between March 2018 and September 2018.
•	The prime contractor is Bethel-Webcor JV. Bethel-Webcor Jv-1 has worked on ten contracts worth $135 million USD with the federal government since FY2007. In its latest active fiscal year (2016), the organization received a total of $120 million USD in contract awards.
•	The subcontract work performed will be backed by liens against the US Department of Defense which guarantees payment under the contract terms in the case the Prime contractor doesn’t pay its subcontractors.
•	Green Dragon: The Company has an executed contract for $660,000 with Green Dragon to design and build a microgrid at a controlled agriculture growing facility.
•	We expect the project to be executed in mid- 2018. Total onsite construction and installation time will be approximately 90-120 days.
•	Relationship summary:
o	CleanSpark will design and build the Microgrid.
o	ClearSun Corp- will be the ‘owner’ of the microgrid.
o	Kent Salveson and Associates are financing Clear Sun Corp’s purchase of the assets. They are in the business of using tax credits to finance asset purchases.
o	Green Dragon will be the user of the power created by the ClearSun Corp owned microgrid.
•	The Green Dragon microgrid will employ solar, energy storage, and advanced controls to immediately reduce the monthly electricity bill of the indoor grow facility by 82%. Key to the system's aggressive payback schedule is CleanSpark's mPulse software that will virtually eliminate the demand charges which previously accounted for almost 50% of Green Dragon's monthly bill.
•	Turnkey financing solutions are being provided by Salveson and Associates of Newport Beach, Calif. They are financing the project on behalf of green dragon through Clearsun Corp. The financing is structured to maximize tax benefits for Green Dragon and Clearsun Corp. With a focus on maximizing Solar investment tax credits.
•	Agricultural facilities, require a large amount of consistent electricity, and these businesses are currently among the largest users of electricity in the region. This project will be phased to accommodate the growth plans of Green Dragon.
•	The Contract is structure in phases with the first phase being a 1% down payment on the contract total to begin the engineering services. The balance of the contract will fall under a Design-Build Contract and will be progress build using the percentage of completion method.

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•	Ram’s Hill: The Company holds a contract to maintain the microgrid it built on Ram’s Hill Golf Course. The 2017 revenues related to this contract were approximately $15,300. The contact call for a 2% increase each year.

Contracts designed and fully bid: currently under review pending final approval.

•	Pilot project – Macerich: Total contract Value $18,345,000. Expected contract execution expected within 90 days. Planned start in early 2018. Planned completion date late 2018.

Background on Macerich and the Pilot project

•	The Macerich Company is involved in the acquisition, ownership, development, redevelopment, management and leasing of regional and community/power shopping centers located throughout the United States.
•	In February of 2017 CleanSpark was engaged under a $160,000 professional service contract to design a microgrid solution for the Macerich portfolio of properties. The contract was structure to be executed in three phases.
o	Phase 1, Desktop Review, Macerich Portfolio Analysis, And Preliminary Regional Stack Ranking $ 30,000;
o	Phase 2A, Pilot Project Identification, Initial Design Development, and Business Case Refinement: $65,000;
o	Phase 2B – Pilot Project Implementation Based on Phase 2A
▪	(The implementation of any approved pilot projects will be addressed under a separate contract.)
o	Phase 3, Macerich Long Term Vision and Microgrid Implementation Strategy: $65,000;
•	Under this contract CleanSpark Completed Phase 1; We analyzed Macerich’s portfolio of properties and identified the top 5 properties for a microgrids using its proprietary DNA software.
•	Cleanspark was then further engaged For Phase 2A: to complete the detailed engineering and design of a Microgrid for the top ranked property.
•	The Company completed the design work(Phase 2A) between March 2017 and November 2017 which included several revisions with Macerich’s Director of sustainability and Senior Vice-President.
•	Phase 1 and Phase 2A of the profession services contract are complete and all fees have been paid.
•	After initial approval was obtained from Macerich’s sustainability department and Senior Vice-President. The project design was presented to Macerich’s C-level executives in late November 2017. The executives responded positively to the project presented and asked CleanSpark to increase the scope of the initial project to create a design that would make the property a net-zero property.
•	The Company and Macerich began contract term negotiations after the meeting with the executives. The Contract terms are under legal review and pending final approval by Macerich and CleanSpark Counsel. (The terms under review are not specific to the project price but rather are focused on general construction contract terms.)

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•	CleanSpark took feedback from the meeting and in early December completed an updated design in conjunction with the Macerich sustainability teams and the executive’s instructions.
•	These refinements were presented to the Senior Vice-President on late December 2017. The final project designed submitted for final approval is budgeted to be approximately $18.345 Million.
•	The team received positive feedback from the Macerich team on the presentation later that week but was also informed that key decision makers had left on vacation after the presentation and would not return until mid-January 2018 and as a result any decision would be delayed until after their return.
•	Based upon feedback given by the Macerich sustainability team both verbally and via text messages, as of January 9, 2018, CleanSpark anticipates that Macerich will approve the project shortly after the decision makers return from vacation.
•	We plan to begin the project immediately upon approval and execution of the contract (Expected early 2018).
•	The CleanSpark would be required to complete the Project prior to October 15, 2018 in order to comply with the mandatory construction black-out period for the holiday shopping season. CleanSpark believe this will not be an issue as the actual physical construction has only limited complexities, the main complexities CleanSpark expects to encounter will be the application of our technology and related electrical engineering. CleanSpark has spent the past 11 months preparing these detailed designs which gives CleanSpark an extremely high degree of confidence in its ability to perform the contract under the timing requirements. As a result, CleanSpark plans to complete the project before September 30, 2017, assuming the contract is executed prior to March 31, 2018.
•	Macerich is a fortune 500 company that has full capability of funding this project. As of September 30, 2017, their balance sheet showed $71 Mil in available cash and cash equivalents.

Additional revenue assumptions:

•	CleanSpark will act as the prime general contractor on projects it completes.
•	Assumes software revenues will be approx. 7% of total project revenues. This is based upon our internal budget criteria in which we budget 7% of the project to cover our custom software implementation services.
•	Residential Microgrid revenue will increase by 23.3% from 2017. (See growth rate assumptions below)
•	Microgrid design and consulting revenue will increase by 23.3% from 2017. (See growth rate assumptions below)

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Growth rate assumptions:

The Company expects its growth to mirror the industry averages. The Company based its assumption on the accepted industry compound growth rates based upon two separate studies performed by reputable research groups as outlined below.

Predicted Compound Growth Rate	Study conducted by:
25.90%	Navigant Research report
20.70%	Transparency Market Research
23.30%	Average compound growth rate

Summary of certain Customer relationships that the Company anticipates will lead to significant revenue streams 2019 and beyond.

•	Macerich Portfolio: Macerich announced to its shareholders a “Goal to zero” emissions. Macerich engaged CleanSpark in March of 2017 under a $160,000 contract to execute on this goal. Under the Contract CleanSpark analyzed their portfolio to determine which properties would produce the best economic results if Microgrids were implemented on the properties. Macerich is specifically identify investments in Clean energy technology that would bring a 15% IRR based upon reduction in energy costs purchased from the utility, etc. The contract called for CleanSpark to design a “pilot” project(section 2A) and then execute on the design by building the initial project(section 2B).
o	After completion and a 90-day performance review Macerich is prepared to execute additional agreements for projects on its portfolio as long as economic returns can be meet. Further, as part of the initial contract CleanSpark was awarded a first right of refusal on all Microgrid projects it identifies under its portfolio review.
o	The Company believes that they will prevail in this process and will be installing Microgrids on Macerich properties for the next several years.
o	CleanSpark has been invited by Macerich to several of its events to speak to its stakeholders about sustainability and how CleanSpark’s solution will bring positive economic returns along with environmental returns.
•	National Storage REIT Company: The Company is in late stage discussion with a storage Company to deploy microgrids on its California properties to maximize their net metering income. The Company is currently utilizing its DNA tools to identify the most beneficial properties for the initial deployments. We hope to deploy ten mid-sized Microgrids in 2018/2019, each project would result result in $100,000 to $500,000 in realized revenues to CleanSpark.
•	Municipal City: The city has 3 aging diesel generators that power the entire city as it has no grid connection due to its remote location. They are seeking a solution that saves money by eliminating the need to purchase diesel fuel and also allows for expansion. We have presented a $2,500,000 solution to the City Manager and the proposal is under consideration. We have continued to work with their financing partner and we think it is likely that we will prevail on the project and will be able to execute on the project in 2019.

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•	ZNE: We are currently engaged under a contract to plan and design a Microgrid community project. We are finalizing the preliminary design work and the project is now moving into its execution phase. The Project will be a multiyear project that is scheduled to move to construction and implementation in late 2018 and be fully completed in 2020. Assuming we prevail on the next phase of the contract our portion of the project would be as follows: Solar and fuel cell system and controls = $7.9M | PV and Storage Residential Microgrid design and engineering = $1.5M

•	Farming facility: We are in late stage discussions and have completed the preliminary analysis and submitted a proposal for a $275,000 project. We think it is likely that we will prevail on the project proposal positioned to execute in 2019.

•	Ski resort: We are in late stage discussions and will be doing additional analysis in spring of 2018 for a $400,000 project. We think it is likely that we will prevail on the project proposal and be positioned to execute in 2019.

Subsequent consideration (March 1, 2018).

1.	The Company’s revenue assumptions are heavily based upon the contract negotiations taking place with Macerich. The revenue projections related to Macerich are tied to a single contract of $18.3 Million in 2018 and the right of first offer which would bring revenue in 2019 and beyond. The 2018 revenues are heavily dependent on the ability to start construction during the fiscal quarter ending March 31, 2018. If the Company is unable to conclude its contract negotiations prior to that date the Company will need to re-evaluate its revenue assumptions related to Macerich at the end of that Quarter. Without the planned revenues from Macerich the Company would likely need to further impair its assets.
2.	As of March 1, 2018, the Company has not yet executed the Macerich contract for The Pilot project. In mid-February, the Company was informed that Macerich had undergone a round of significant lay-offs at the Corporate level to reduce Salary’s by approximately 17 Million. This was given as the reason the contract negotiations had been delayed from closing. The Company has remained in contact with its designated point of contact at Macerich and on February 26, 2018 we were informed that the contract is still pending further review. A press release has been drafted by Macerich announcing the project and the Company has taken this an indication that we will likely be awarded the contract. With that said if we are unable obtain a contractual authorization to proceed by March 31, 2018 it is unlikely that the contract will be completed in 2018 which would significantly impact our projections.

A summary of the impairment analysis completed for each major asset segment is summarized below.

FLEX POWER ASSETS

Summary Background:

mPulse

mPulse Version 1(“V1”) is extremely robust and has been continually operating at Camp Pendleton without downtime since 2014. V1 was designed with a focus on military application and energy security. The architecture although effective was designed in a manner that allowed for limited flexibility and adaptability. The SCADA created by the original software team was the component found to be most at fault for V1’s lack of flexibility. The V2 system will replace the old SCADA component with Microsoft Azure which is an off-the shelf SCADA program for which the Company will pay a license fee which will allow for greater flexibility and reduce software development resources requirements. In addition to replacing the SCADA system the software is undergoing a general overhaul to improve all areas and add functionality.

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DNA

Dynamic network analysis tools (“DNA”) V1 is an analytic tool developed by CleanSpark to analyze energy load data in order to identify the optimal microgrid solution for a specific property and owner. The system to date has been used solely as a tool to design customer systems and for business development proposals. The underlying logic and database is extremely powerful but DNA and mPulse were not initially designed to interact. DNA V2 will interact with mPulse V2 to not only allow for improved system design and analysis but also improved machine learning to assist mPulse pursue economic optimization in a real-time manner.

Combined systems

The programs were designed from the ground-up over a 3-year period for which the pre-acquisition company paid approximately $4.8 Million in payroll and related consulting fees to staff and consultants dedicated to the design and implementation of mPulse V1 and DNA V1. In total, the Company spent a total of $7.5 Million between August 2012 and June 2016 (pre-acquisition) in the development of the software, engineering methods and related technology.

Improvements and Design of V2

We hired Amanda Kabak as our lead software Architect in August 2017 to architect mPulse version 2 (“V2”) and lead a software team who would be tasked with the software improvements. The improvements that will be rolled-out in V2 revolve around three areas 1) increased functionality to take advantage of commercial and industrial opportunities that focus more on economic return vs. energy security; 2) Improve the economic value of the software through cost benefit analysis and also a focus on reducing implementation costs on future projects 3) integrate DNA into mPulse to increase modeling and machine learning functionality.

We anticipate V2 will be ready to roll-out for implementation in the second quarter of 2018 and it will be a leading-edge solution in the Microgrid industry. We plan to install V2 at Camp Pendleton’s P-1132 project for which we have an executed $900,000 contract and also with Macerich on the pilot project shopping center for which we have a $18.3 Million contract under final negotiations.

Impairment analysis:

Amanda Kabak is an expert in her field and spent her first two months with CleanSpark (Aug 2017-Sept 2017) performing deep analysis on the V1 code and architecting a solution for V2. As part of her analysis the Company asked Amanda to perform an analysis specifically related to the overall state of the software and the related value and the potential need to record an impairment. Her analysis was specifically focused on determining, from a percentage basis, what components from V1 would be retained or replaced in V2.

Amanda presented her final conclusions on the best path forward related to the software architecture and design and also her analysis on impairment over several meetings via phone and in person between September 27th and October 4th, 2017, with the final discussions on impairment occurring on October 4th, 2017. The in-person meetings were held in the Company’s San Diego offices and the Company’s CEO, COO, CFO, VP of Business Development and Lead Microgrid Engineer participated in the meetings.

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The conclusions related to the initial impairment are summarized below:

In relation to the above-mentioned analysis of the original system(s) and planned improvements the Company determined that approximately 13% of DNA would be replaced by new components in DNA V2 and approximately 45% of the components of mPulse would be replaced in mPulse V2. The Company plans to make an initial release of both mPulse 2.0 and DNA 2.0 available to customers in the Company’s third fiscal quarter of 2018. As a result of the planned improvements, the Company recorded an impairment of $5,039,078 related directly to the components that will no longer be utilized.

The adjusted value of the assets are as follows:

Flexpower system	Asset Value	Accumulated Amortization	Net, value
DNA tool	4,663,513	(386,441)	4,277,071
mPulse	5,923,197	(490,825)	5,432,372
Engineering trade secrets	4,020,269	(333,139)	3,687,130
Total	14,606,979	(1,210,405)	13,396,574

The Company then continued its analysis as required under ASC 360-10-35-21 which requires that a long-lived asset or asset group shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

We analyzed the following questions:

a)	A significant decrease in the market price of a long-lived asset (asset group).
a.	The Company found no evidence that the market price of the asset group had decreased. On the contrary the Company found that the market is willing to pay a premium for the type of assets analyzed.
b)	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition.
a.	Other than the details discussed above the Company has no evidence that the use or condition of the assets have changed.

c)	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator.

a.	The changes in California energy laws support the use of our assets and strengthen the long-term value. CleanSpark’s technology is on the leading edge of the Microgrid market which is growing rapidly.
b.	According to Transparency market research the market is rapidly expanding and is projected to grow at a rate of 20.1% annually through 2020
c.	CleanSpark has been recognized as a leader in its market space.
d.	CleanSpark’s technology and energy management system was recognized as one of the top 10 investment grade cleantech companies in the world in 2016 by the GCCA.

d)	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group).

a.	None, our costs of developing the system is as expected.

e)	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group).

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a.	We have historical loses but we fully expect to achieve revenues exceeding the capitalized value of the assets over the next 5 years. The Company completed a detailed cashflow projection to test the recoverability and a summary of the 5-year totals and associated results are below.
DNA software, net	4,277,071
Mpulse software, net	5,432,372
9,709,443
5-year revenues related to Software	10,681,050
Excess cashflows	971,607

Engineering trade secrets, net	3,687,130
3,687,130
5-year revenues related to engineering & construction services	145,737,818
Excess cash flows	142,050,688

f)	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.
a.	No, we have no plans to sell the assets at this time.

Additional considerations:

a)	This is our core product offering by which we are monetizing several business segments. The flexpower system will bring direct revenues in the form of software revenues, software licenses revenues and indirect revenues in the form of design, engineering, project construction and consulting revenues.

Conclusions regarding impairment (January 9, 2018):

a)	The assets should not be impaired beyond the amounts identified above related to the components that will be replaced or rewritten.

INTANGIBLE ASSETS

Summary of asset groups - CleanSpark Inc.
Patents - Gasifier
Carrying value at 9/30/17 was $49,958.80
The Company is still pursuing patent protections and believes it will prevail on its claims. The Company has now been granted 6 patents related to its technology. Although not currently planned the Company believes that if it were to abandon the pursuit of this process in the future it could resell the patent for an amount that exceeds the carrying value.
Patents - Electrolytic Reactor
Carrying value at 9/30/17 was $21,256
The patent is issued and grants full protection on the process. The Company has plans to incorporate the patented processes in to a fuel cell technology and will be pursuing these in the coming months. The Company acquired the patent through an open market purchase and although not currently planned, believes that if it were to abandon the pursuit of this process in the future it could resell the patent for an amount that exceeds the carrying value.

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Summary of asset groups - CleanSpark, LLC
Patents
Carrying value at 9/30/17 was $2,933
The Company is still pursuing patent protections and believes it will prevail on its claims. The Company received notice that one of the patents was accepted by the patent and trademark office on December 7, 2017.
Trademarks- CleanSpark
Carrying value at 9/30/17 was $5,498.85
The Company is still pursuing trademark protections and believes it will prevail on its claims. The is actively pursuing the claims and the TM is under review by the patent and trademark office.
Website
Carrying value at 9/30/17 was $5,932
The Company continues to operate its website for IR and business development purposes and has invested an additional $1,950 in the website in 2017. The company anticipates it will receive greater value than the assets carrying value over its remaining useful life.
External software licenses
As of 9/30/17 carrying values range from $1,119 and $2,220 depending on the purchase price and the date placed into service.
The software is used in the day to day operations of the Company. The company anticipates it will receive greater value than the assets carrying value over its remaining useful life.
Client list and Brand
Carrying value at 9.30.17 was $2,248,407
Currently the client list consists of project proposals totaling approx. $56 Mil. The Company is confident that at least $20Mil in revenue will be received from Clients on the list.
The Brand of CleanSpark is well known in the Microgrid space and holds a high amount of value. An example is below.

We analyzed the following questions related to the above assets:

a)	A significant decrease in the market price of a long-lived asset (asset group).
a.	The Company found no evidence that the market price of the asset group had decreased. Assets consists of patents, patents pending, trademarks, client lists and websites which are still fully utilized by the Company.
b)	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition.
a.	None, all items are in good condition
c)	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator.
a.	The changes in California energy laws support the use of our assets and strengthen the long-term value. CleanSpark’s technology is on the leading edge of the Microgrid market which is growing rapidly.
d)	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group).
a.	None, our costs of developing the system is as expected.

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e)	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group).
b.	None, we fully expect to achieve revenues exceeding the capitalized value of the assets over the next 5 years. The Company completed a detailed cashflow projection to test the recoverability and a summary of the 5-year totals and associated results are below.
Other Intangibles net	2,216,556.00
Goodwill	4,919,858.00
Total goodwill and intangibles, net	7,136,414.00
5 year Revenues that exceed values associated with Flexpower system	143,097,835
Net, Excess cashflows	135,961,421

f)	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.
a.	No, we have no plans to sell the assets at this time.

The Company then analyzed recovery of total assets as a whole as it relates to discounted cashflows on net income (before non-cash items). The Company use a 6 year projected discounted cashflows total as a measurement point as that aligns with the lowest estimated useful life of the assets under consideration.

Discount rate:	7%
Discounted Cashflows on net income (before non-cash items)
2018	2019	2020	2021	2022	2023	6 year total
1,794,730	2,359,873	3,352,318	4,598,373	6,148,826	8,077,036	26,331,155
1,794,730	2,359,873	3,352,318	4,598,373	6,148,826	8,077,036	26,331,155

DNA software, net	4,277,071
mPulse software, net	5,432,372
Engineering trade secrets, net	3,687,130
Other Intangibles net	2,216,556
Goodwill	4,919,858
Total Assets testing for recoverability	20,532,987
Total discounted cashflows - 6 years	26,331,155
Excess in projected cash flows	5,798,168

Based upon the analysis completed by the Company on January 9th, 2018, no further impairment of these asset groups was deemed necessary as of September 30, 2017.

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Subsequent consideration (March 1, 2018).

As discussed above, if the Company does not prevail on its contract discussions with Macerich this would be considered a material change in our estimated projections and the Company would perform a revised impairment analysis at the earlier of a) notice regarding final decision on the contract or b) March 31, 2018 as this is the latest date by which we will need contractual authorization in order the complete the contract in 2018. If a future analysis indicated an impairment was necessary the Company would make an impairment at that time.

Item 15. Exhibits, Financial Statement Schedules, page 35

2. Please file a consent from your auditor for the use of their audit report. Such consent is required due to incorporation by reference of the Form 10-K into the previously filed Form S-8. Refer to Item 601 of Regulation S-K.

In response to this comment, the Company plans to amend its Form 10-K to include an auditor consent upon resolution of comment 1 above.

In responding to the Comment Letter, the Company acknowledges that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Zachary Bradford

Zachary Bradford, CFO CleanSpark,Inc.

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